Exhibit (b)(2)

CONFIDENTIAL

December 17, 2020

V99, Inc.

21757 Congress Hall Ln.

Saratoga, CA 95070

Attention: H.P. Jin

Commitment Letter Amendment

Ladies and Gentlemen:

Reference is hereby made to that certain Commitment Letter, dated November 2, 2020 (together with all annexes and exhibits thereto, the “Commitment Letter”), by and among Samuel T. Chen, H.P. Jin, Digital Mobile Venture Limited (collectively, the “Commitment Parties”) and V99, Inc. (“Parent”) which was entered into in connection with that certain Merger Agreement, dated November 2, 2020, by and among Parent, Telenav99, Inc. and Telenav, Inc. (as the same has been amended, restated, supplemented or otherwise modified from time to time in a manner not materially adverse to the Commitment Parties, the “Merger Agreement”). All capitalized terms used but not defined herein shall have the respective meanings given to them in the Commitment Letter, as amended by this Amendment.

Parent has notified the Commitment Parties of its desire to increase the Commitment Amount in order to pay the Merger Consideration. Concurrently herewith, the Merger Agreement is being amended by that certain Amendment No. 1, dated December 16, 2020, a copy of which is attached hereto as Exhibit A (the “Merger Agreement Amendment” and the Merger Agreement, as amended by the Merger Agreement Amendment, the “Amended Merger Agreement”), to, among other things, increase the amount of the Merger Consideration to be paid by Parent pursuant to and in accordance with the terms and conditions of the Amended Merger Agreement. In connection therewith, the undersigned hereby agree to amend the Commitment Letter as set forth below in this letter agreement (this “Amendment” and the Commitment Letter, as amended by this Amendment, the “Amended Commitment Letter”):

1.	All capitalized terms used in the Commitment Letter but not defined therein shall henceforth have the meanings set forth in the Amended Merger Agreement.

2.

All references in the Commitment Letter to (i) the Merger Agreement shall be deemed to be references to the Amended Merger Agreement and (ii) the Commitment Letter shall be deemed to be references to the Amended Commitment Letter.

3.	Section 2 of the Commitment Letter is hereby amended and restated in its entirety as follows:

“2. In order to finance the Merger Transactions, the Commitment Parties hereby commit, jointly and severally, to provide a senior, unsecured a term loan facility (the “Credit Facilities”), in an aggregate principal amount equal to either (a) the sum of (i) the Merger Consideration (which is expected to not exceed $257,362,867), (ii) all fees and expenses associated with the Transactions incurred by Parent, MergerCo or any of their respective Affiliates and required to be paid on the Closing Date by such party, and (iii) all amounts necessary to repay or prepay indebtedness required under the Merger Agreement to be repaid or prepaid on the Closing Date (such sum, the “Commitment Amount”), or (b) $3,500,000, in the event the Parent Termination Fee is payable to Borrower under the Merger Agreement in accordance with a valid termination thereof (the “Termination Amount”), on the terms of the Term Sheet and subject solely to the satisfaction of the Exclusive Funding Conditions.”

4.

The parties hereby agree and acknowledge that the increased amount of the Merger Consideration and the corresponding increase in the Commitment Amount as a result of this Amendment is not materially adverse to the Commitment Parties for purposes of the Commitment Letter.

5.

The Commitment Parties hereby confirm their commitment to, jointly and severally, provide the Commitment Amount, upon the terms and subject to the conditions set forth in the Amended Commitment Letter.

6.

Each of the Commitment Parties hereby severally represents and warrants that (i) it has the financial capacity to fulfill its commitment under the Amended Commitment Letter and that all funds necessary for the Commitment Party to fulfill its commitment under the Amended Commitment Letter shall be available to the Commitment Party for so long as the Amended Commitment Letter shall remain in effect; (ii) it has the requisite power and authority to enter into and deliver the this Amendment and to perform its obligations hereunder and under the Amended Commitment Letter; (iii) the execution, delivery and performance of the Amended Commitment Letter by such Commitment Party has been duly and validly authorized and approved by all necessary organizational action by it; (iv) this Amendment has been duly and validly executed and delivered by such Commitment Party and constitutes the valid and binding agreement of the Commitment Party, enforceable against such Commitment Party in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting creditors’ rights and subject to general principles of equity; and (v) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Amendment by such Commitment Party have been obtained or made, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Amendment.

7.

Except as expressly modified or amended pursuant hereto, no other changes or modifications to the Commitment Letter are intended or implied and in all other respects the Commitment Letter is hereby ratified, restated and confirmed by all parties hereto as of the date hereof.

8.

All provisions of this Amendment shall be deemed to be incorporated in, and made a part of, the Commitment Letter and the Commitment Letter, as amended by this Amendment, shall be read, taken and construed as one and the same instrument.

9.

This Amendment may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Amendment by electronic mail or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

10.

The laws of the State of New York shall govern all matters arising out of, in connection with or relating to this Amendment , including, without limitation, its validity, interpretation, construction, performance and enforcement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Very truly yours,

/s/ Samuel T. Chen
Samuel T. Chen

/s/ H.P. Jin
H.P. Jin

DIGITAL MOBILE VENTURE LIMITED

By:	/s/ Samuel T. Chen
Name:	Samuel T. Chen
Title:	Director

Agreed to and Accepted:

V99, INC.

By:	/s/ H.P. Jin
Name:	H.P. Jin
Title:	Chief Executive Officer

SIGNATURE PAGE TO COMMITMENT LETTER AMENDMENT